Mail Stop 3561

August 22, 2008

Michael F. Holloran
President and Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re: Intelligent Living Corp.**
> **Form 10-KSB/A for Fiscal Year Ended May 31, 2005**
> **Filed July 18, 2008**
> **File No. 0-25335**

Dear Mr. Holloran:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director